Exhibit 99.1

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2015

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with International Financial Reporting Standards. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

March 28, 2016

Independent auditors’ report of registered public accounting firm

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and May 31, 2014, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in equity (deficiency) and cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2015, December 31, 2014 and May 31, 2014, and its financial performance and its cash flows for the year ended December 31, 2015, the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Winnipeg, Canada
March 28, 2016	Chartered Professional Accountants

MEDICURE INC.

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31, 2015 and 2014 and May 31, 2014

			December 31,	December 31,	May 31,
	Note		2015	2014	2014
Assets
Current assets:
Cash			$3,568,592	$493,869	$234,297
Accounts receivable	4		9,823,616	1,637,676	947,602
Inventories	5		2,289,275	1,099,576	765,653
Prepaid expenses	15		1,767,071	642,976	206,188
Total current assets			17,448,554	3,874,097	2,153,740

Non-current assets:
Property and equipment	6		230,162	33,161	20,681
Intangible assets	7		1,411,992	1,096,946	1,433,158
Investment in Apicore	8		1,559,599	1,361,824	-
Long-term derivative	8		227,571	194,491	-
Deferred tax assets	13		379,000	-	-
Total non-current assets			3,808,324	2,686,422	1,453,839

Total assets			$21,256,878	$6,560,519	$3,607,579

Liabilities and Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	11, 12(d) & 16		$7,079,091	$3,248,877	$2,705,898
Current portion of long-term debt	9		1,625,191	654,877	-
Current portion of royalty obligation	10		1,648,180	473,744	317,006
Total current liabilities			10,352,462	4,377,498	3,022,904

Non-current liabilities
Long-term debt	9		2,617,593	4,225,949	4,847,279
Royalty obligation	10		3,725,272	1,715,310	1,461,572
Other long-term liability	11		100,000	152,778	152,778
Total non-current liabilities			6,442,865	6,094,037	6,461,629
Total liabilities			16,795,327	10,471,535	9,484,533

Equity (deficiency):
Share capital	12	(b)	121,413,777	117,045,763	117,036,672
Warrants	12	(d)	101,618	-	-
Contributed surplus			6,789,195	5,360,748	4,743,035
Accumulated other comprehensive income			1,104,388	298,329	154,791
Deficit			(124,947,427)	(126,615,856)	(127,811,452)
Total equity (deficiency)			4,461,551	(3,911,016)	(5,876,954)

Commitments and contingencies	15
Subsequent events	12(c) & 15

Total liabilities and equity (deficiency)			$21,256,878	$6,560,519	$3,607,579

On behalf of the Board:

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

		December 31,	December 31,	May 31,	May 31,
	Note	2015	2014	2014	2013
Revenue
Product sales, net		$22,083,128	$5,264,395	$5,050,761	$2,602,700
Cost of goods sold	5 & 7	2,259,867	600,574	868,122	665,896
Gross Profit		19,823,261	4,663,821	4,182,639	1,936,804

Expenses
Selling, general and administrative		10,237,116	3,231,392	3,624,695	2,322,840
Research and development		4,865,255	783,130	688,671	1,700,479
		15,102,371	4,014,522	4,313,366	4,023,319
Income (loss) before the undernoted		4,720,890	649,299	(130,727)	(2,086,515)

Other expense (income):
Reversal of impairment loss7		(788,305)	-	-	-
Investment structuring services	8	-	(1,385,099)	-	-
Revaluation of long-term derivative	8	(33,080)	81,431	-	-
Loss on settlements of debt	12(b)	60,595	-	-	-
		(760,790)	(1,303,668)	-	-

Finance expense (income):
Finance expense, net	12(d) & 14	4,123,452	729,657	1,808,987	466,273
Foreign exchange loss (gain), net		68,799	27,714	(5,618)	21,516
		4,192,251	757,371	1,803,369	487,789
Net income (loss) before income taxes		1,289,429	1,195,596	(1,934,096)	(2,574,304)
Income tax recovery	13	379,000	-	-	-

Net income (loss)		$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)
Translation adjustment		806,059	143,538	86,679	(34,697)

Comprehensive income (loss)		$2,474,488	$1,339,134	$(1,847,417)	$(2,609,001)

Basic earnings (loss) per share		$0.12	$0.10	$(0.16)	$(0.21)
Diluted earnings (loss) per share		$0.11	$0.09	$(0.16)	$(0.21)
Weighted average number of common shares used in
computing basic earnings (loss) per share		13,461,609	12,204,827	12,196,745	12,196,508
Weighted average number of common shares used in
computing fully diluted earnings (loss) per share		15,765,570	13,843,126	12,196,745	12,196,508

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Changes in Equity (Deficiency)

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

				Cumulative
		Share		Contributed	Translation	Equity
	Note	Capital	Warrants	Surplus	Account	(Deficit)	Total
Balance, May 31, 2012		$117,033,258	$-	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)
Net loss for the year ended May 31, 2013		-	-	-	-	(2,574,304)	(2,574,304)
Other comprehensive loss for the year ended May 31, 2013		-	-	-	(34,697)	-	(34,697)
Transactions with owners, recorded directly in equity
Share-based payments	12(c)	-	-	102,993	-	-	102,993

Total transactions with owners		-	-	102,993	-	-	102,993

Balance, May 31, 2013		$117,033,258	$-	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

Net loss for the year ended May 31, 2014		-	-	-	-	(1,934,096)	(1,934,096)
Other comprehensive income for the year ended May 31, 2014		-	-	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	3,414	-	(1,414)	-	-	2,000
Share-based payments	12(c)	-	-	295,144	-	-	295,144

Total transactions with owners		3,414	-	293,730	-	-	297,144

Balance, May 31, 2014		$117,036,672	$-	$4,743,035	$154,791	$(127,811,452)	$(5,876,954)

Net income for the seven months ended December 31, 2014		-	-	-	-	1,195,596	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	-	143,538	-	143,538

Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	9,091	-	(2,992)	-	-	6,099
Share-based payments	12(c)	-	-	620,705	-	-	620,705

Total transactions with owners		9,091	-	617,713	-	-	626,804

Balance, December 31, 2014		$117,045,763	$-	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

Net income for the yea ended December 31, 2015		-	-	-	-	1,668,429	1,668,429
Other comprehensive income for the year months ended December 31, 2015		-	-	-	806,059	-	806,059

Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	4,021,782	-	-	-	-	4,021,782
Issuance of warrants	12(b)	-	232,571	-	-	-	232,571
Stock options exercised	12(c)	65,034	-	(31,869)	-	-	33,165
Warrants exercised	12(b)	281,198	(130,953)	-	-	-	150,245
Share-based compensation	12(c)	-	-	1,460,316	-	-	1,460,316

Total transactions with owners		4,368,014	101,618	1,428,447	-	-	5,898,079

Balance, December 31, 2015		$121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

		December 31,	December 31,	May 31,	May 31,
	Note	2015	2014	2014	2013

Cash provided by (used in):
Operating activities:
Net income (loss)		$1,668,429	$1,195,596	$(1,934,096)	$(2,574,304)
Adjustments for:
Income tax recovery	13	(379,000)	-	-	-
Reversal of impairment loss	7	(788,305)	-	-	-
Investment structuring services	8	-	(1,552,771)	-	-
Revaluation of long-term derivative	8	(33,080)	81,431	-	-
Loss on settlements of debt	12(b)	60,595	-	-	-
Amortization of property and equipment	6	31,544	5,033	7,727	11,500
Amortization of intangible assets	7	659,390	428,116	553,542	525,482
Stock-based compensation	12(c)	1,460,316	620,705	295,144	102,993
Write-up (write-down) of inventory	5	40,920	(80,874)	22,209	19,639
Write-down of intangible assets	7	-	-	-	62,133
Finance expense, net	14	4,123,452	729,657	1,808,987	466,273
Difference between fair value of other long-term liability and funding received	11	47,222	-	(14,483)	(32,739)
Unrealized foreign exchange loss (gain)		111,817	(27,892)	5,303	(3,011)
Change in the following:
Accounts receivable		(8,185,940)	(690,074)	(514,986)	(12,419)
Inventories		(1,230,619)	(253,049)	114,937	(380,113)
Prepaid expenses		(1,124,095)	(436,788)	(176,733)	95,629
Accounts payable and accrued liabilities		4,637,217	639,573	407,966	889,981
Other long-term liability		-	-	-	200,000
Interest paid	14	(314,300)	(225,459)	(299,346)	(273,417)
Royalties paid	10	(642,768)	(156,722)	(165,291)	(88,105)

Cash flows from (used in) operating activities		142,795	276,482	110,880	(990,478)

Investing activities:
Acquisition of property and equipment	6	(226,570)	(16,713)	(5,513)	(3,108)
Acquisition of intangible assets	7	-	(7,206)	-	(4,289)

Cash flows used in investing activities		(226,570)	(23,919)	(5,513)	(7,397)

Financing activities:
Issuance of common shares, net of issue costs	12(b)	3,630,324	-	-	-
Exercise of stock options	12(c)	33,165	6,099	2,000	-
Exercise of warrants	12(b)	150,245	-	-	-
Repayment of long-term debt	9	(694,444)	-	-	-

Cash flows from financing activities		3,119,290	6,099	2,000	-

Foreign exchange gain on cash held in foreign currency		39,208	910	315	145

Increase (decrease) in cash		3,074,723	259,572	107,682	(997,730)
Cash, beginning of period		493,869	234,297	126,615	1,124,345

Cash, end of period		$3,568,592	$493,869	$234,297	$126,615

Supplementary information:
Non-cash investing activities:
Investment structuring services	8	$-	$1,552,771	$-	$-
Non-cash financing activities:
Shares issued on debt settlements	12(b)	$624,029	$-	$-	$-
Warrants issued as share issue costs	12(b)	$232,571	$-	$-	$-

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

1.	Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s ongoing research and development activities include the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2016.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current period reflecting twelve months of operations ended December 31, 2015, while the immediately comparative period ended December 31, 2014 only reflects seven months of operations. Additional comparable periods reflect the twelve months ended May 31, 2014 and 2013.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

2.	Basis of preparation of financial statements (continued):

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

•	Note 19(c): The assumptions and model used to estimate the value of share-based payment transactions and warrants

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure U.S.A. Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant intercompany transactions and balances have been eliminated.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma, Inc. and Medicure U.S.A. Inc. In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 10) and other factors, the focus of Medicure International Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(ii) revenue and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income (loss) in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the consolidated statements of net income (loss) and comprehensive income (loss), as part of the gain or loss on sale where applicable.

(c)	Financial instruments

(i) Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost. Loans and receivables are comprised of cash and accounts receivable.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(c)	Financial instruments (continued)

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability was recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

(d)	Revenue recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(e)	Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, finished products which are available for sale and pre-launch inventory and are measured at the lower of cost and net realizable value. Pre-launch inventory represents inventory for which regulatory approval is being sought, but has not yet been received and therefore is not available for sale. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Pre-launch inventory is capitalized when the likelihood of obtaining regulatory approval is high. Should the likelihood of obtaining regulatory approval decline, any capitalized costs will be written-off in cost of goods sold. If regulatory approval is subsequently obtained, any write-down would be reversed, to the extent that the assigned cost is realizable.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f)	Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and office equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(g)	Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii) Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over approximately ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

(iii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

(iv) Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(v) Government assistance and investment tax credits

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(h)	Investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a minority interest in a pharmaceutical manufacturing business as described in note 8. The acquisition was completed by the Company and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently measured at amortized cost.

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(i)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(j)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(k)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

(l)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method, offset by any finance income which is comprised of interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(m)	Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity (deficiency) or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(m)	Income taxes (continued)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Earnings (loss) per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(o)	New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (loss), with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(o)	New standards and interpretations not yet adopted (continued)

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements ("IAS 1")

On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative"). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statements disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company is currently evaluating the impact of the above amendments on its financial statements.

4.	Accounts receivable:

	December 31, 2015	December 31, 2014	May 31, 2014

Trade accounts receivable	$9,797,312	$1,606,473	$928,852
Other accounts receivable	26,304	31,203	18,750

	$9,823,616	$1,637,676	$947,602

As at December 31, 2015, the trade accounts receivable consist of amounts owing from four customers which represent approximately 100% (December 31, 2014 - five customers and 99% and May 31, 2014 - four customers and 98%) of trade accounts receivable.

5.	Inventories:

	December 31, 2015	December 31, 2014	May 31, 2014

Unfinished product and packaging material	$110,330	$163,163	$152,488
Finished product available-for-sale	1,008,773	936,413	613,165
Pre-launch inventory	1,170,172	-	-

	$2,289,275	$1,099,576	$765,653

During the year ended December 31, 2015, the Company wrote off $40,920 of inventory that had expired or was otherwise unuseable. During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written off. During the years ended May 31, 2014 and 2013, the Company wrote off $22,209 and $19,639 respectively, of inventory that had expired or were otherwise unuseable. Inventories expensed as part of cost of goods sold during the year ended December 31, 2015 amounted to $1,563,344 (seven months ended December 31, 2014 - $349,901, year ended May 31, 2014 - $300,378 and year ended May 31, 2013 - $131,355).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

6.	Property and equipment:

	Computer	Furniture,
	and office	fixtures and	Leasehold
Cost	equipment	equipment	improvements	Total

Balance, May 31, 2013	$27,739	$132,436	$-	$160,175
Additions	5,513	-	-	5,513
Effect of movements in exchange rates	-	5,218	-	5,218

Balance, May 31, 2014	33,252	137,654	-	170,906
Additions	13,607	3,106	-	16,713
Effect of movements in exchange rates	-	8,357	-	8,357

Balance, December 31, 2014	$46,859	$149,117	$-	$195,976

Additions	74,007	55,797	96,766	226,570
Disposals	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	24,652	-	24,652

Balance, December 31, 2015	$99,212	$229,566	$96,766	$425,544

	Computer	Furniture,
	and office	fixtures and	Leasehold
Accumulated Amortization	equipment	equipment	improvements	Total

Balance, May 31, 2013	$21,682	$116,258	$-	$137,940
Amortization	3,577	4,150	-	7,727
Effect of movements in exchange rates	-	4,558	-	4,558

Balance, May 31, 2014	25,259	124,966	-	150,225
Amortization	2,882	2,151	-	5,033
Effect of movements in exchange rates	-	7,557	-	$7,557

Balance, December 31, 2014	$28,141	$134,674	$-	$162,815

Amortization	12,445	11,358	7,741	31,544
Disposals	(21,654)	-	-	(21,654)
Effect of movements in exchange rates	-	22,677	-	22,677

Balance, December 31, 2015	$18,932	$168,709	$7,741	$195,382

	Computer	Furniture,
	and office	fixtures and	Leasehold
Carrying amounts	equipment	equipment	Improvements	Total

As at May 31, 2014	$7,993	$12,688	$-	$20,681
As at December 31, 2014	$18,718	$14,443	$-	$33,161
As at December 31, 2015	$80,280	$60,857	$89,025	$230,162

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

7.	Intangible assets:

			Customer
Cost	Patents	Trademarks	list	Total

Balance, May 31, 2013	$8,834,298	$1,642,142	$289,790	$10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	9,238,151	1,717,216	303,038	11,258,405
Additions	7,206	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	788,696

Balance, December 31, 2014	9,892,623	1,837,431	324,253	12,054,307
Effect of movements in exchange rates	1,820,309	364,473	64,319	2,249,101
Reversal of impairment loss	3,995,617	2,226,434	392,900	6,614,951

Balance, December 31, 2015	$15,708,549	$4,428,338	$781,472	$20,918,359

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	list	Total

Balance, May 31, 2013	$7,406,600	$1,232,126	$217,435	$8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	8,161,810	1,413,917	249,520	9,825,247
Amortization	340,076	74,834	13,206	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	703,998

Balance, December 31, 2014	9,085,292	1,591,259	280,810	10,957,361
Amortization	485,298	147,978	26,114	659,390
Effect of movements in exchange rates	1,687,291	319,327	56,352	2,062,970
Reversal of impairment loss	3,523,955	1,957,288	345,403	5,826,646

Balance, December 31, 2015	$14,781,836	$4,015,852	$708,679	$19,506,367

			Customer
Carrying amounts	Patents	Trademarks	list	Total
As at May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158
As at December 31, 2014	$807,331	$246,172	$43,443	$1,096,946
As at December 31, 2015	$926,713	$412,486	$72,793	$1,411,992

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

7.	Intangible assets (continued):

The Company has considered indicators of impairment as at December 31, 2015, December 31, 2014 and May 31, 2014. To December 31, 2015, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company recorded a reversal of the impairment loss relating to AGGRASTAT® intangible assets, originally written down during the year ended May 31, 2008, totalling $788,305 for the year ended December 31, 2015 as a result of sustained improvements in the AGGRASTAT® business. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 or the year ended May 31, 2014. During the year ended May 31, 2013 the Company recorded a write-down of intangible assets, within research and development expense, totalling $62,133, relating to patent applications no longer being pursued and patents being abandoned. The average remaining amortization period of the Company's intangible assets is approximately 0.8 years.

For the year ended December 31, 2015, amortization of intangible assets relating to AGGRASTAT® totalling $655,603 (seven months ended December 31, 2014 - $331,547, year ended May 31, 2014 - 545,535 and year ended May 31, 2013 - $514,902) is recognized in cost of goods sold and amortization of other intangible assets totalling $3,787 (seven months ended December 31, 2014 - $96,569, year ended May 31, 2014 - $8,007 and year ended May 31, 2013 - $10,580) is recognized in research and development expenses.

As described in note 9, certain intangible assets were pledged as security against long-term debt.

8.	Investment in Apicore:

On July 3, 2014, the Company entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

Subsequent to July 3, 2014, Apicore granted stock options to certain members of its management team and board of directors, as well as certain of its employees and 25,000 of these stock options have since been exercised. This results in the Company's ownership being diluted to 6.07% (4.95% fully diluted).

The Company has a contractual obligation to assist in funding the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the consolidated financial statements.

As at July 3, 2014, the investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at December 31, 2015, the investment in Apicore was recorded at $1,559,599 (December 31, 2014 - $1,361,824). The increase in value is as a result of the translation of the foreign currency balance of the portion of the investment in Apicore held by Medicure USA. The difference of $197,775 is recorded as a translation adjustment through other comprehensive income in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2015 (seven months ended December 31, 2014 - $84,975).

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at December 31, 2015, the option rights have a value of $227,571 (December 31, 2014 - $194,491). The change in the value of the option rights of $33,080 is recorded in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2015 as a revaluation of the long-term derivative (seven months ended December 31, 2014 - ($81,431)).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

8.	Investment in Apicore (continued):

As there was no cash consideration for the investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totalled $167,672 as investment structuring services in the consolidated statement of income (loss) and comprehensive income (loss) for the seven months ended December 31, 2014.

9.	Long-term debt:

	December 31, 2015	December 31, 2014	May 31, 2014

Manitoba Industrial Opportunities Program loan	$4,242,784	$4,880,826	$4,847,279
Current portion of long-term debt	(1,625,191)	(654,877)	-

	$2,617,593	$4,225,949	$4,847,279

Principal repayments to maturity by fiscal year are as follows:

2016	$1,666,667
2017	1,666,667
2018	972,222

4,305,556
Less deferred debt issue expenses (net of accumulated amortization of $407,469)	(62,772)

$4,242,784

On July 18, 2011, the Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its then existing long-term debt. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continued to be interest only until August 1, 2015, at which point blended principal and interest payments began. The loan matures on July 1, 2018 and is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at December 31, 2015, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended December 31, 2015 was 7% (seven months ended December 31, 2014 - 7%, year ended May 31, 2014 - 7% and year ended May 31, 2013 - 8%).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

10.	Royalty Obligation:

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 preconsolidation common shares) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2015 of $5,373,452 (December 31, 2014 - $2,189,054 and May 31, 2014 - $1,778,578) of which $1,648,180 (December 31, 2014 - $473,744 and May 31, 2014 - $317,006) represents the current portion of the royalty obligation. The change in the royalty obligation for the year ended December 31, 2015 of $3,791,282 (seven months ended December 31, 2014 - $492,722, year ended May 31, 2014 - $1,349,372 and May 31, 2013 - $72,689) is recorded within finance expense on the consolidated statements of net income (loss) and comprehensive Income (loss). Royalties for the year ended December 31, 2015 totalled $1,207,772, (seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131 and year ended May 31, 2013 - $104,979) with payments made during the year ended December 31, 2015 of $642,768 (seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291 and year ended May 31, 2013 - $88,105).

11.	Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds were received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years and it is expected that this funding will be repaid during fiscal 2016 and 2017.

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The other long-term liability is subsequently measured at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2015 of $200,000 (December 31, 2014 - $152,778 and May 31, 2014 - $152,778) of which $100,000 represents the current portion and is included within accounts payable and accrued liabilities on the consolidated statements of financial position. The net change in the other long-term liability for the year ended December 31, 2015 of $47,222 (seven months ended December 31, 2014 - nil, year ended May 31, 2014 - $14,483 and year ended May 31, 2013 - nil) is recorded as a research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

12.	Capital stock:

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares. All comparative figures have been adjusted retrospectively.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount

Balance, May 31, 2012	12,196,508	$117,033,258

Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (12c)	3,333	3,414

Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (12c)	10,066	9,091

Balance, December 31, 2014	12,209,907	$117,045,763
Shares issued for cash net of issue costs of $627,247 (1)	1,829,545	3,397,753
Shares issued on settlement of debt (2) (3)	314,073	624,029
Shares issued upon exercise of stock options (12c)	23,350	65,034
Shares issued upon exercise of warrants (12d)	68,293	281,198

Balance, December 31, 2015	14,445,168	$121,413,777

(1) On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters (the "Offering") of 1,829,545 common shares at a price of $2.20 per share with aggregate gross proceeds to the Company of $4,024,999. Share issue costs totalled $627,247 pertaining to the Offering. The underwriters received a cash commission equal to 7.0% of the gross proceeds raised in the Offering. In addition, the underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of common shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per common share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

(2) On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen, and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to the Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued on January 9, 2015.

(3) On January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015 and resulted in a loss of $60,595 due to increases in the share price between the date of the debt settlements and the issuance of the shares. This loss is recorded on the consolidated statements of income (loss) and comprehensive income (loss) as a loss on settlement of debt.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share and vested immediately.

On March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s stock option plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share. Of the 236,070 options granted on March 27, 2015, 183,570 vested immediately, 25,000 vested on July 1, 2015 and 27,500 vested on October 1, 2015.

On July 7, 2015, the Company granted an aggregate of 240,000 options to a consultant of the Company. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $2.50 per share and vested immediately.

On November 25, 2015, the Company granted an aggregate of 168,000 options to certain employees and consultants of the Company pursuant to the Company’s stock option plan. These options are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $3.90 per share and vested immediately.

Changes in the number of options outstanding during the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

	December 31, 2015		December 31, 2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	1,720,253	$2.12	1,418,019	$2.15
Granted	644,070	2.65	332,300	1.90
Exercised	(23,350)	(1.42)	(10,066)	(0.61)
Forfeited, cancelled or expired	(63,847)	(15.60)	(20,000)	(1.05)

Balance, end of period	2,277,126	$1.90	1,720,253	$2.12

Options exercisable, end of period	2,277,126	$1.90	1,720,253	$2.12

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

	May 31, 2014		May 31, 2013

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of period	1,421,352	$2.14	962,610	$3.04
Granted	-	-	463,000	0.30
Exercised	(3,333)	(0.60)	-	-
Forfeited, cancelled or expired	-	-	(4,258)	(4.68)

Balance, end of period	1,418,019	$2.15	1,421,352	$2.14

Options exercisable, end of period	1,418,019	$2.15	1,421,352	$2.14

Options outstanding at December 31, 2015 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30	446,000	7.35 years	$0.30	446,000
$0.31 - $1.00	41,999	2.88 years	$0.58	41,999
$1.01 - $3.00	1,595,687	5.46 years	$1.79	1,595,687
$3.01 - $5.00	160,500	4.90 years	$3.90	160,500
$10.01 - $15.00	11,773	1.95 years	$14.55	11,773
$20.01 - $25.00	20,000	0.83 years	$24.23	20,000
$25.01 - $25.20	1,167	0.78 years	$25.20	1,167

$0.30 - $25.20	2,277,126	5.68 years	$1.90	2,277,126

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2015 is $1,460,316 (seven months ended December 31, 2014 - $620,705, year ended May 31, 2014 - $295,144 and year ended May 31, 2013 - $102,993). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

	Year ended	Seven months
	December 31,	December 31,
	2015	2014

Expected option life	1.0 - 5.3 years	5.0 - 5.4 years
Risk-free interest rate	0.57% - 0.92%	1.01% - 1.66%
Dividend yield	nil	nil
Expected volatility	135.03% - 171.07%	142.68% - 166.39%

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(c)	Stock option plan (continued)

Subsequent to December 31, 2015, 226,850 stock options were exercised, 132,000 at an exercise price of $0.30 per common share, 81,350 at an exercise price of $1.90 per common share and 13,500 at an exercise price of $3.90 per common share.

(d)	Warrants

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at December 31, 2015 and total $1,161 (December 31, 2014 - $36,259 and May 31, 2014 - $54,344). Changes in fair value of the warrants for the year ended December 31, 2015 of ($35,098) (seven months ended December 31, 2014 - ($18,085), year ended May 31, 2014 - $43,820 and year ended May 31, 2013 - ($24,459)) are recorded within finance expense.

Changes in the number of warrants with an exercise price denominated in a currency other than the Company's functional currency outstanding during the year ended December 31, 2015, the seven months ended December 31, 2014 and the year ended May 31, 2014 are as follows:

		Exercise
Issue	Original	Price		May 31,	Granted	December 31,	Granted	December 31,
(expiry date)	granted	per share		2014	(expired)	2014	(expired)	2015

66,667 units (expiry - December 31, 2016)	66,667	USD$	18.90	66,667	-	66,667	-	66,667

The warrants expiring on December 31, 2016 were issued with a debt financing agreement in September 2007, are denominated in U.S. dollars and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

On June 26, 2015, the Company closed a private placement offering with a syndicate of underwriters as described in note 12(b). The underwriters were granted warrants to purchase common shares of Medicure equal to 7.0% of the total number of Shares issued pursuant to the Offering, exercisable for a 24 month period from the closing of the Offering at a price of $2.20 per Share. There were 128,068 warrants issued in connection with offering with a fair value of $232,571, which is included in the share issue costs of $627,247.

On November 10, 2015, the underwriters exercised 68,293 warrants at a price of $2.20 for gross proceeds of $150,245 to the Company.

	December 31, 2015

		Weighted
		average
		exercise
	Shares	price

Balance, beginning of period	-	$-
Granted	128,068	2.20
Exercised	(68,293)	(2.20)

Balance, end of period	59,775	$2.20

Warrants exercisable, end of period	59,775	$2.20

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

12.	Capital stock (continued):

(d)	Warrants (continued)

The fair value of the warrants issued on June 26, 2015 was determined at the date of measurement using an option pricing model with the following assumptions:

December 31, 2015

Expected warrant life	2.0 years
Risk-free interest rate	0.63%
Dividend yield	nil
Expected volatility	133.93%

(e)	Per share amounts

The weighted average number of common voting shares outstanding for the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 was 13,461,609, 12,204,827, 12,196,745 and 12,196,508, respectively. For the year ended December 31, 2015 and the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the years ended May 31, 2014 and 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

13.	Income taxes:

The Company recognized an income tax recovery of $379,000 for the year ended December 31, 2015 (seven months ended December 31, 2014 - nil, year ended May 31, 2014 - nil and year ended May 31, 2013 - nil) in the consolidated statements of net income (loss) and comprehensive income (loss) to the extent that it is probable that future taxable profits will be available against which the accumulated tax losses and deductible temporary differences can be utilized.

As at December 31, 2015, December 31, 2014 and May 31, 2014, deferred tax assets have been recognized with respect to the following items:

	December 31, 2015	December 31, 2014	May 31, 2014

Deferred tax assets
Non-capital loss carryforwards	$356,000	$-	$-
Other	23,000	-	-

	$379,000	$-	$-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

13.	Income taxes (continued):

As at December 31, 2015, December 31, 2014 and May 31, 2014, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2015	December 31, 2014	May 31, 2014

Deferred tax assets
Non-capital loss carryforwards	$7,086,000	$6,920,000	$7,239,000
Scientific research and experimental development	3,793,000	3,793,000	3,793,000
Other	235,000	1,009,000	733,000
Deferred tax liability
Investment in Apicore	(70,000)	(66,000)	-

	$11,044,000	$11,656,000	$11,765,000

The deferred tax liability as at December 31, 2015 was not recorded as there are sufficient deductible temporary differences which are available to reverse in the same periods as the taxable temporary difference.

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the year ended December 31, 2015, the seven months ended December 31, 2014 and years ended May 31, 2014 and 2013 to the income tax recovery is as follows:

	December 31,	December 31,	May 31,	May 31,
	2015	2014	2014	2013

Income (loss) for the period:
Canadian	$(2,972,573)	$(283,456)	$(2,037,987)	$(1,196,746)
Foreign	4,262,002	1,479,052	103,891	(1,377,558)

	1,289,429	1,195,596	(1,934,096)	(2,574,304)

Canadian federal and provincial income taxes at 27.00% (December 31, 2014, May 31, 2014 - 27.00% and May 31, 2013 - 27.00%)	(348,000)	(323,000)	522,000	695,000
Permanent differences and other items	(537,000)	(170,000)	(256,000)	(268,000)
Foreign tax rate in foreign jurisdiction	652,000	252,000	(9,000)	(355,000)
Change in unrecognized deferred tax assets	612,000	241,000	(257,000)	(72,000)

	$379,000	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5%) and the United States (38%) that is applicable to income or losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc. and Medicure USA.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

13.	Income taxes (continued):

At December 31, 2015, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2026	$939,503
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,425,224
2035	1,467,272

$17,250,282

Scientific research and development tax credits of $3,826,000 (December 31, 2014 - $3,826,000 and May 31, 2014 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, will expire by 2028. No asset has been recorded in relation to these credits.

At December 31, 2015, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$411,615
2031	146,304
2034	7,809
2035	875

$566,603

At December 31, 2015, the Company has the following Barbados losses available for application in future years:

Expires in:
2016	$6,105,564
2017	32,284,852
2018	49,979,489
2019	9,238,044
2020	2,515,654
2021	1,290,323
2023	1,359,356

$102,773,282

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

14.	Finance Expense:

During the year ended December 31, 2015, the seven months ended December 31. 2014 and the years ended May 31, 2014 and 2013, the Company incurred finance expense as follows:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013

Interest on MIOP loan	$309,733	$187,451	$327,167	$396,653
Change in fair value of royalty obligation	3,791,282	492,722	1,349,372	72,889
Change in fair value of warrant liability	(35,098)	(18,085)	43,821	(24,529)
Other interest, net and banking fees	57,535	67,569	88,627	21,260

	$4,123,452	$729,657	$1,808,987	$466,273

During the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, the Company paid finance expense as follows:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013
Interest paid on MIOP loan	256,427	153,904	262,500	262,500
Other interest, net and banking fees paid	57,873	71,555	36,846	10,917

	$314,300	$225,459	$299,346	$273,417

15.	Commitments and contingencies:

(a)	Commitments

As at December 31, 2015, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2016	$3,047,516
2017	1,173,271
2018	207,600
2019	207,600
2020	207,600
Thereafter	830,400

$5,673,987

The Company had entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party and all remaining committed payments relating to inventory purchases were completed during fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred and bore interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000 until June 30, 2015. These payments were applied to inventory purchases made during fiscal 2015 and prepayments for future manufacturing expected to be completed during fiscal 2016, and as at December 31, 2015, $1,063,707 (December 31, 2014 - $549,247 and May 31, 2014 - $182,620) is recorded within prepaid expenses in regards to this agreement. For the year ended December 31, 2015, interest of $22,675 (seven months ended December 31, 2014 - $18,738, May 31, 2014 - $17,009 and May 31, 2014 - nil) is recorded within finance expense relating to this agreement. The Company signed an amendment to this manufacturing and supply agreement which extends the agreement to October 31, 2017 with additional minimum purchase commitments of US$714,420 (based on current pricing) per annum until 2017.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

15.	Commitments and contingencies (continued):

(a)	Commitments (continued)

Additionally, the Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of unfinished product inventory totalling US$150,000 annually (based on current pricing) until 2024.

On November 1, 2014, the Company amended its business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer, under which the Company is now committed to pay $17,917 per month, or $215,000 per year effective November 1, 2014 for a fourteen month term. The services provided under the business and administration agreement are described in note 16(b) Transactions with Related Parties. Either party may terminate this agreement at any time upon 90 days written notice. Additionally, effective November 1, 2014, the Company has entered into a sub-lease with GVI to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017.

Subsequent to December 31, 2015 and effective January 1, 2016, the Company entered into a new business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one year term.

During 2015, the Company began a development project of a high value cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug and is required to pay an additional US$200,000 in milestone payments and US$507,500 in costs relating to the project.

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and development of the product is on hold. Royalties for the year ended December 31, 2015 total $1,207,772, in regards to the royalty obligation (seven months ended December 31, 2014 - $210,576, year ended May 31, 2014 - $201,131 and year ended May 31, 2013 - $104,979) with payments made during the year ended December 31, 2015 of $642,768 (seven months ended December 31, 2014 - $156,722, year ended May 31, 2014 - $165,291 and year ended May 31, 2013 - $88,105).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

15.	Commitments and contingencies (continued):

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

On September 10, 2015, the Company submitted a supplemental New Drug Application to the United States Food and Drug Administration ("FDA") to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission is successful, the Company will be obligated to pay 300,000 Euros over the course of a three year period in equal quarterly instalments following approval. A decision from the FDA is expected in July 2016. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

In connection with the Company's development project of a high value cardiovascular generic drug, as described in note 15(a), in collaboration with Apicore, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug.

16.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and the Chief Financial Officer and beginning in fiscal 2015, the Vice-President, Commercial Operations, are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31, 2015	December 31, 2014	May 31, 2014	May 31, 2013

Salaries, fees and short-term benefits	$914,062	$366,015	$781,484	$472,623
Share-based payments	107,554	73,424	-	79,190

	$1,021,616	$439,439	$781,484	$551,813

As at December 31, 2015, the Company has $5,675 (December 31, 2014 - $336,766 and May 31, 2014 - $289,869) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015, $4,517 (seven months ended December 31, 2014 - $10,127, year ended May 31, 2014 - $14,918 and year ended May 31, 2013 - $3,107) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued on January 9, 2015.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

16.	Related party transactions (continued):

(a)	Key management personnel compensation (continued)

On January 27, 2015 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued on March 20, 2015.

(b)	Transactions with related parties

Directors and key management personnel control 18% of the voting shares of the Company as at December 31, 2015 (December 31, 2014 - 19% and May 31, 2014 - 19%).

During the year ended December 31, 2015, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $215,000 (seven months ended December 31, 2014 - $115,000, year ended May 31, 2014 - $190,000 and year ended May 31, 2013 - $190,000) for business administration services, $176,051 (seven months ended December 31, 2014 - $36,500, year ended May 31, 2014 - $30,500 and year ended May 31, 2013 - $32,500) in rental costs and $33,575 (seven months ended December 31, 2014 - $25,115, year ended May 31, 2014 - $33,735 and year ended May 31, 2013 - $26,125) for commercial and information technology support services. As described in note 15, the business administration services summarized above are provided to the Company through a consulting agreement with GVI. The GVI agreement includes the Chief Financial Officer's services to the Company, as well as accounting, payroll, human resources and some information technology services.

As described in note 15(a), a new business and administration services agreement was entered into effective January 1, 2016. This new agreement no longer includes the Chief Financial Officer's services. Effective January 1, 2016, the Chief Financial Officer will be paid directly by the Company through a consulting agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2015, the Company paid GVI CDS $330,764, (seven months ended December 31, 2014 - $56,904, year ended May 31, 2014 - $125,583 and year ended May 31, 2013 - $134,696) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the year ended December 31, 2015, the Company paid CanAm $399,580 (seven months ended December 31, 2014 - $233,938, year ended May 31, 2014 - $229,732 and year ended May 31, 2013 - $467,763) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013 and until June 30, 2015, these amounts bore interest at a rate of 5.5% per annum. For the year ended December 31, 2015 $12,409 (seven months ended December 31, 2014 - $18,082, year ended May 31, 2014 - $36,904 and year ended May 31, 2013 - $7,366) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2015, included in accounts payable and accrued liabilities is $23,494 (December 31, 2014 - $120,962 and May 31, 2014 - $90,262) payable to GVI, $64,539 (December 31, 2014 - $145,100 and May 31, 2014 - 148,461) payable to GVI CDS and $60,611 (December 31, 2014 - $247,752 and May 31, 2014 - $373,956) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the year ended December 31, 2015 the Company recorded a bonus of $100,000 (seven months ended December 31, 2014 - $58,904, year ended May 31, 2014 - $286,849 and year ended May 31, 2013 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2015, included in accounts payable and accrued liabilities is $45,753 (December 31, 2014 - $345,753 and May 31, 2014 - $286,849) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

16.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued on January 9, 2015.

17.	Expenses by nature:

Expenses incurred for the year ended December 31, 2015, the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

	December 31,	December 31,	May 31,	May 31,
	2015	2014	2014	2013

Personnel expenses
Salaries, fees and short-term benefits	$3,908,579	$1,079,085	$1,584,724	$1,194,861
Share-based payments	1,460,316	620,705	295,144	102,993
	5,368,895	1,699,790	1,879,868	1,297,854
Amortization and derecognition	690,934	433,149	561,269	599,115
Research and development	3,723,317	584,991	401,311	1,374,391
Manufacturing	916,939	-	127,953	117,071
Inventory material costs	1,563,344	349,901	300,378	131,355
Write-down (up) of inventory	40,920	(80,874)	22,209	19,639
Medical affairs	865,368	260,861	136,996	60,831
Administration	948,226	362,483	618,022	302,723
Selling and logistics	3,103,722	854,664	780,748	619,211
Professional fees	140,573	150,131	352,734	167,025

	$17,362,238	$4,615,096	$5,181,488	$4,689,215

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments:

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2015:

	Carrying	Fair
	amount	value

Financial assets
Loans and receivables
Cash	$3,568,592	$3,568,592
Accounts receivable	9,823,616	9,823,616
Long-term derivative	227,571	227,571

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$7,079,091	$7,079,091
Current portion of long-term debt	1,625,191	1,625,191
Current portion of royalty obligation	1,648,180	1,648,180
Long-term debt	2,617,593	2,617,593
Royalty obligation	3,725,272	3,725,272
Other long-term liability	100,000	100,000

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 and the current portion of the other long-term liability (Level 3) of $100,000.

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2014 and May 31, 2014:

	December 31, 2014		May 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Loans and receivables
Cash	$493,869	$493,869	$234,297	$234,297
Accounts receivable	1,637,676	1,637,676	947,602	947,602
Long-term derivative	194,491	194,491	-	-

Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	$3,248,877	$3,248,877	$2,705,898	$2,705,898
Current portion of long-term debt	654,877	654,877	-	-
Current portion of royalty obligation	473,744	473,744	317,006	317,006
Long-term debt	4,225,949	4,225,949	4,847,279	4,847,279
Royalty obligation	1,715,310	1,715,310	1,461,572	1,461,572
Other long-term liability	152,778	152,778	152,778	152,778

Included in accounts payable and accrued liabilities as at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 (May 31, 2014 - $54,344).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The royalty obligation and other long-term liability are carried at amortized cost (Level 3).

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2015 is as follows:

	Level 1	Level 2	Level 3

Financial assets
Long-term derivative	$-	$-	$227,571

Financial liabilities
Accounts payable and accrued liabilities	$-	$1,161	$100,000
Current portion of long-term debt	-	1,625,191	-
Current portion of royalty obligation	-	-	1,648,180
Long-term debt	-	2,617,593	-
Royalty obligation	-	-	3,725,272
Other long-term liability	-	-	100,000

Included in accounts payable and accrued liabilities as at December 31, 2015 is the fair value of warrants denominated in a foreign currency (Level 2) of $1,161 and the current portion of the other long-term liability (Level 3) of $100,000.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2014 is as follows:

	Level 1	Level 2	Level 3

Financial assets
Long-term derivative	$-	$-	$194,491

Financial liabilities
Accounts payable and accrued liabilities	$-	$36,259	$-
Current portion of long-term debt	-	654,677	-
Current portion of royalty obligation	-	-	473,744
Long-term debt	-	4,225,949	-
Royalty obligation	-	-	1,715,310
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2014 is as follows:

	Level 1	Level 2	Level 3

Financial liabilities
Accounts payable and accrued liabilities	$-	$54,344	$-
Current portion of royalty obligation	-	-	317,006
Long-term debt	-	4,847,279	-
Royalty obligation	-	-	1,461,572
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities as at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2015 would change by approximately $692,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2015 would change by approximately $138,000.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued)

Other long-term liability: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them. If the time frame when certain AGGRASTAT® sales targets are expected to be met were to be extended by one year, the other long-term liability recorded as at December 31, 2015 would change by approximately $17,000. There is no discount rate used in calculating the fair value of the other long-term liability recorded as at December 31, 2015.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2015 and the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2015	December 31, 2014	May 31, 2014

Cash	$2,391,230	$397,692	$177,548
Accounts receivable	7,078,982	1,384,772	856,716
Long-term derivative	164,430	167,650	-
Accounts payable and accrued liabilities	(4,466,722)	(1,430,885)	(1,063,783)
Current portion of royalty obligation	(1,190,881)	(408,365)	(293,902)
Royalty obligation	(2,691,670)	(1,478,588)	(1,348,065)

	$1,285,369	$(1,367,724)	$(1,671,486)

Based on the above net exposures as at December 31, 2015, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $64,000 (December 31, 2014 - $68,000 and May 31, 2014 - $84,000).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management: (continued)

(i)	Market risk (continued)

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, long-term debt and other long-term liability.

An increase or decrease in interest rates of 1% during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $20,000 (seven months ended December 31, 2014 - $4,000 and year ended May 31, 2014 - $2,000). An increase in the crown company borrowing rate of 1% during the year ended December 31, 2015, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $49,000 (seven months ended December 31, 2014 - $52,000 and year ended May 31, 2014 - $52,000).

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2015, none of the outstanding accounts receivable were outside of the normal payment terms and the Company recorded a reversal of previous amounts written off to bad debts expenses of $4,142 (seven months ended December 31, 2014 - bad debt expense of $4,142 and year ended May 31, 2014 - nil).

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 9.

(c)	Capital management:

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

18.	Financial instruments (continued):

(c)	Capital management (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At this stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2015.

19.	Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Long-term derivative

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(c)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Year ended December 31, 2015, seven months ended December 31, 2014 and years ended May 31, 2014 and 2013

19.	Determination of fair values (continued):

(d)	Warrant liability

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

(e)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(f)	Other long-term liability

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

20.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended December 31, 2015 100% of revenue from the sale of finished products was generated from sales of AGGRASTAT® in the United States, which was to ten customers. customer A accounted for 30%, customer B accounted for 29%, customer C accounted for 33%, customer D accounted for 8% and the remaining six customers accounted for less than 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	December 31, 2015	December 31, 2014	May 31, 2014

Canada	$219,787	$21,565	$7,993
Barbados	1,411,992	1,096,946	1,433,158
United States	10,375	11,596	12,688

	$1,642,154	$1,130,107	$1,453,839